

May 1, 2018

Mr. John J. Corkrean
H.B. Fuller Company
1200 Willow Lake Boulevard
St. Paul, Minnesota 55110

> **Re: H.B. Fuller Company**
> **Form 10-K for the Fiscal Year Ended December 2, 2017**
> **Filed January 31, 2018**
> **Form 8-K**
> **Filed March 29, 2018**
> **File No. 1-9225**

Dear Mr. Corkrean:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 2, 2017

General

1. You refer on pages 15 and 89 of the 10-K to sales by your subsidiaries in two countries outside the U.S. in possible violation of OFAC sanctions regulations. Please identify for us the two countries, and tell us when the exports related to those countries occurred.

Management's Discussion and Analysis

Results of Operations, page 24

2. We note that there have been significant changes in your effective tax rate in recent periods. Specifically, the effective rate was 15.5% in 2017, 30.1% in 2016, and 40.4% in 2015. We note that you quantified the discrete tax benefit recorded in 2017; however, it appears that there are additional significant factors causing these fluctuations. In this regard, please expand your disclosures to further discuss the significant factors that

impacted the rate from period to period. Please quantify the additional material factors disclosed as well as whether the material factors impacting the effective tax rate are expected to have a continuing impact.   Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Selected Metrics of Liquidity and Capital Resources, page 35

3. We note you define free cash flow as net cash provided by operations less purchased property, plant and equipment and dividends paid. Since free cash flow is typically calculated as cash flows from operating activities less capital expenditures, please relabel your measure. Please also provide all the disclosures required by Item 10(e) of Regulation S-K. See also Questions 102.06 and 102.07 of the updated Non-GAAP Compliance and Disclosure Interpretations.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Foreign Currency Translation, page 50

4. We note that you changed the functional currency of your subsidiaries in Latin America from the U.S. dollar to local currencies. Please tell us the facts and circumstances that resulted in the change in functional currency, including your consideration of each factor outlined in ASC 830-10-55-5. If material, please also expand your disclosures in MD&A to discuss the actual and reasonably likely effects of the change, the economic facts and circumstances that led management to conclude that the change was appropriate, and any effects of those underlying economic facts and circumstances on your business in those countries.

Form 8-K Filed March 29, 2018

5. Your reconciliations to GAAP amounts provided on pages 6 and 7 appear to represent full non-GAAP income statements. Please revise your presentation in order to comply with the guidance provided in Question 102.10 of the updated Compliance and Discussion Interpretations. Your revised presentation should make it clear the nature of the adjustments being made to arrive at each of the non-GAAP amounts that you continue to present. For example, it is not clear what specific adjustments are being made to arrive at adjusted non-GAAP cost of sales and why these are being made.

6. Please describe the nature of the costs related to (i) Acquisition project costs, (ii) Integration and Organizational Realignment, and (iii) Royal Restructuring adjustments made to arrive at Adjusted Earnings presented on page 8. Identify and quantify the significant components of these adjustments and advise how you determined that these costs are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Compliance and Discussion Interpretations.

7. Your segment financial information presented on page 9 includes EBITDA and Adjusted EBITDA and corresponding margin amounts for each reportable segment and in total. These amounts are presented in addition to segment operating income, which is your ASC 280 segment profit measure. It therefore appears that these additional segment measures represent non-GAAP financial measures. Refer to Question 104.03 of the updated Compliance and Discussion Interpretations. Please provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including reconciliations of these non-GAAP amounts to the corresponding segment operating income amounts for each segment.

8. In reconciling between segment operating income and Adjusted EBITDA on page 11, you include an adjustment for Restructuring, Acquisition and other costs. Please further clarify the nature of each of the components of this line item and corresponding amount. Please also ensure that you consider Questions 100.03 and 102.03 of the updated Compliance and Discussion Interpretations in regards to these amounts.

9. Your definition of EBITDA appears different than EBITDA as defined in Question 103.01 of the updated Compliance and Discussion Interpretations. As such, please revise the title of this non-GAAP measure. Please also further clarify the purpose of presenting both EBITDA and Adjusted EBITDA. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale, Staff Attorney, at (202) 551-3464 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction